P.E. 8-2-02

02050033

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0-29726

ORIGINAL

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

August 2, 2002

STET HELLAS TELECOMMUNICATIONS S.A.

(Registrant's name)

66 Kifissias Ave.
15125 Maroussi
Athens
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.........X........Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Special Note to Filing Desk

This report is filed by STET Hellas Telecommunications S.A. ("STET Hellas") pursuant to Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, STET Hellas is not required to file reports electronically via EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2nd August 2002

STET Hellas Telecommunications S.A.

By: ______________________

Name: Nikolaos Varsakis

Title: Managing Director

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
1.	Press Release re: STET Hellas Extraordinary General Assembly Elects New Board of Directors, dated July 31, 2002	4
2.	Press Release re: STET Hellas Announces Change in Major Shareholders, dated August 2, 2002	6
3.	Press Release re: First Half 2002 Preliminary Financial Results, dated August 2, 2002	8

Exhibit 1

TELESTET

STET Hellas Telecommunications SA

NEWS FOR INVESTORS

STET HELLAS EXTRAORDINARY GENERAL ASSEMBLY ELECTS NEW BOARD OF DIRECTORS

ATHENS, July 31, 2002 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced that the Extraordinary General Assembly of the company's shareholders held today approved the election of a new Board of Directors.

By virtue of the resolution of the Extraordinary General Meeting, and following the relevant Board of Directors meeting, the new Board of Directors of the company is composed by the following members:

- Stylianos Argyros, Chairman of the Board of Directors
- Nikolaos Varsakis, Managing Director and Chief Executive Officer, STET Hellas
- Giancarlo Ferrero, Member, Vice-President of International Development – Europe, Verizon Communications Inc.
- Giovanni Fiorillo, Member, Vice President of Mobile Business Development, TIM S.p.A.
- Giuseppe Roberto Opilio, Member, Executive Vice President of Human Resources, TIM S.p.A.
- Roberto Pellegrini, Member, Executive Vice President of Business Division, TIM S.p.A.
- Giuseppe Sala, Member, Executive Vice President of Finance & Control, TIM S.p.A.

Mr. Giuseppe Sala and Mr Giuseppe Roberto Opilio, succeeded Mr. Elis Bontempelli and Mr. Roberto Girardi.

The term of the new Board of Directors commences on July 31, 2002 and expires on July 30, 2005 in accordance with article 11 of the Articles of Association of the company.

– END –

Investor Relations:
Rania Bilalaki
Tel: +30 10 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.2 million customers in Greece, the company's Telestet brand stands for innovative products and services. The company's shareholders include TIM International NV of the Telecom Italia Group (NYSE: TI) and Verizon Communications (NYSE: VZ), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.

Exhibit 2

TELESTET

STET Hellas Telecommunications SA

NEWS FOR INVESTORS

STET HELLAS ANNOUNCES CHANGE IN MAJOR SHAREHOLDERS
TIM ACQUIRES VERIZON's HOLDING

ATHENS, August 2, 2002 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced that the 17.45% stake of Verizon Communications Inc. in STET Hellas (held through its indirect subsidiary Verizon Europe Holdings II B.V.) has been acquired by its majority shareholder TIM International N.V. (a wholly-owned subsidiary of TIM).

Following the above transaction, the STET Hellas' shareholders structure is as follows:

Shareholder	Amount Owned	Percent Ownership
TIM International N.V.*	66,768,770	80.257%
Other	4,201,804	5.051%
Free Float **	12,222,646	14.692%

* TIM International N.V. holds directly through ordinary shares, and indirectly through ADRs and DDRs, 81.40% of the total STET Hellas ordinary shares.

** N.V. Algemeen Nederlands Trustkantoor ANT is the custodian representing the STET Hellas ADSs and DDRs traded on the NASDAQ and Euronext Amsterdam stock exchanges.

– END –

Investor Relations:
Rania Bilalaki
Tel: +30 10 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.2 million customers in Greece, the company's Telestet brand stands for innovative products and services. The company's majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.

Exhibit 3

TELESTET

9

STET HELLAS 1H02 PRELIMINARY FINANCIAL RESULTS
SERVICE REVENUES INCREASED 22.5%
PROFITABILITY IMPROVES 26%
EBITDA MARGIN GROWS TO 34.5%
NET INCOME UP 58%

ATHENS, August 2, 2002 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced strong top line growth and profitability improvement in the first half of 2002. EBITDA improved by 25.9% reaching 34.5% of service revenues while net income increased 57.7% year-on-year to € 27.5 million.

Revenues from telecommunications services increased by 22.5% reaching € 295.2 million, representing 96.9% of total revenues. Total revenues increased 21.2% to € 304.7 million, up from € 251.4 million in the first half of 2001.

Revenues from total outgoing traffic increased 20.9% year-on-year to € 128.0 million, representing 43.4% of service revenues, as a result of a significant growth in outgoing traffic of contract customers and the enlarged prepaid customer base.

Data revenues represented 12.5% of service revenues, increasing by 26.1% year-on-year mainly due to strong SMS usage, averaging 28.5 SMS per month per customer in the first half of 2002.

EBITDA (earnings before interest, taxes, depreciation & amortization) for the period improved by 25.9% year-on-year to € 101.9 million.

The six-month EBITDA margin (EBITDA over service revenues) increased to 34.5%. When adjusted to exclude the effect of the introduction of mobile-to-mobile interconnection for compatibility purposes, the EBITDA margin on service revenues reaches 36.6%, up from 33.6% in the same period last year.

The EBITDA margin on total revenues reached 33.5%. When adjusted to exclude the effect of the introduction of mobile-to-mobile interconnection for compatibility purposes, the EBITDA margin on total revenues increases to 35.4%, up from 32.2% in the first half of 2001.

Operating income for the period reached € 53.8 million, a 31% increase from € 41.1 million in the first half of 2001. Operating income as a proportion of service revenues increased to 18.2% in the first half of the year, up from 17.0% in the first half of 2001.

The company's earnings before taxes were € 45.4 million, a 39.1% increase year-on-year, representing 15.4% of service revenues compared with 13.6 % for the first half of 2001.

Net income for the first half of 2002 was € 27.5 million, or 9.3% of service revenues, an increase of 57.7% year-on-year.

"Our first-half 2002 financials once more confirm our ability to consistently deliver strong results." said STET Hellas' Chief Executive Officer, Nikolaos Varsakis. "Delivering on our commitments, we experienced robust top-line growth and substantially improved profitability while consolidating our position in an increasingly competitive landscape. Having laid the foundations for a solid turnaround, we remain committed to our strategy of long-term profitability improvement through enhanced presence and service offerings. We will capitalize on existing investments with premium 2.5G offerings, that will motivate the utilization of the mobile phone for services beyond traditional voice, and will pave the way for the upcoming 3rd generation of mobile services."

The results are based on US Generally Accepted Accounting Principles (GAAP). STET Hellas' consolidated results include the financial results of its subsidiary Telepolis.

Total minutes of use increased by 34.4% during the first half of the year to 958 million minutes, compared to 712 million minutes for the same period a year earlier. Average monthly traffic per customer increased to 73 minutes, from 68 minutes in the first half of 2001. The positive development in the average traffic trend was mainly driven by a 27.5% year-on-year increase in average outgoing traffic as a result of a greater portion of high-end, high-yielding subscribers in our customer base.

Blended ARPU for the period was € 22.4, versus € 22.8 in the first half of 2001. The ARPU trend has been positively affected by the increased portion of high-end contract customers in our customer base, higher outgoing traffic revenues and the introduction of mobile-to-mobile interconnection. Contract ARPU stood at € 40.9, increasing from € 40.7 in the corresponding period of last year.

Average customer acquisition cost – including handset subsidies –decreased to € 83.3, down approximately 7% year-on-year.

Annualized contract customer churn continued to improve, decreasing by 6.8 percentage points in the first half of 2002 to 31.8% from 38.6% in the corresponding period last year. Annualized blended churn stood at 32.3%, including internal churn of about 35% of the total contract churn.

Cost of sales and services provided was € 117.5 million for the period, representing 39.8% of service revenues, compared to last year's level of 36.9%, mainly due to the effect of mobile-to-mobile interconnection and increased depreciation charges.

Selling, General and Administrative expenses for the first half of the year were € 131.1 million, compared to € 119.3 million for the same period of 2001. SG&A expenses represented 44.4% of service revenues in the period, - or 47.8% of adjusted services revenues to exclude the effect of mobile-to-mobile interconnection - compared to 49.5% in the first half of 2001.

Expenditure relating to fixed assets totaled € 23.1 million. Investments were mainly made to further improve network coverage, quality and capacity.

Gross financial debt was € 348.2 million at the end of the first half of 2002, down from € 353.7 million at the end of 2001. Net financial debt stood at € 344.1 million.

TELESTET

//

STET HELLAS TELECOMMUNICATIONS SA AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	Dec. 31, 2001	June 30, 2002	
ASSETS	Euro	Euro	US $
CURRENT ASSETS:			
Cash and cash equivalents	29,614	4,074	4,034
Accounts receivable, net of allowance for doubtful accounts of € 35,185 as of December 31, 2001 and € 35,335 as of June 30, 2002	79,842	136,409	135,058
Inventories, Net	4,928	7,618	7,543
Deferred income taxes	7,130	9,850	9,753
Other current assets	7,818	7,280	7,208
Total current assets	129,332	165,231	163,596
OTHER ASSETS	2,169	2,198	2,176
PROPERTY, PLANT AND EQUIPMENT			
Cost	778,760	800,905	792,975
Less: Accumulated depreciation	(275,014)	(318,173)	(315,023)
	503,746	482,732	477,952
DISTRIBUTION NETWORK			
Cost	29,347	29,347	29,056
Less: Accumulated amortization	(8,804)	(10,271)	(10,170)
	20,543	19,076	18,886
CELLULAR LICENSE:			
Cost	255,897	256,774	254,232
Less: Accumulated amortization	(43,134)	(46,560)	(46,099)
	212,763	210,214	208,133
TOTAL ASSETS	868,553	879,451	870,743
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable	115,001	104,345	103,312
Short-term borrowings	62,550	56,977	56,412
Current maturities of long-term debt	109,115	109,115	108,035
Amounts due to related companies	21,317	13,172	13,042
Taxes other than income	2,977	10,491	10,387
Income taxes payable	26,734	33,035	32,708
Deferred revenue	16,424	15,649	15,494
Other current liabilities	12,499	12,027	11,908
Total current liabilities	366,617	354,811	351,298
LONG-TERM LIABILITIES:			
Long-term debt, net of current maturities	122,067	122,067	120,858
Long-term debt due to related companies	60,000	60,000	59,406
Staff retirement indemnities	933	1,047	1,037
Deferred income taxes	12,310	14,312	14,170
Other long-term liabilities	39,603	38,926	38,541
	234,913	236,352	234,012
COMMITMENTS AND CONTINGENCIES :	17,755	18,976	18,788
SHAREHOLDERS' EQUITY:			
Common Stock, Drs 500 par value December 31, 2001 € 1,47 par value June30, 2002 (Shares Authorized, issued and outstanding 83,193,220 At December 31, 2001 and June 30, 2002)	122,074	122,295	121,084
Paid-in capital	71,406	71,186	70,481
Retained earnings and statutory reserves	55,788	75,831	75,080
Total shareholders' equity	249,268	269,312	266,645
Total Liabilities and Shareholders' Equity	868,553	879,451	870,743

Exchange rate used for the convenience translation of the June 30, 2001 balances: EUR 1.01 to USD 1.00

STET HELLAS TELECOMMUNICATIONS SA AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	Six months ended June 30,		
	2001	2002	
	Euro	Euro	US $
OPERATING REVENUES:			
Revenues from telecommunication services	240,893	295,152	292,230
Sales of handsets and accessories	10,504	9,525	9,431
Total Operating Revenues	**251,397**	**304,677**	**301,661**
COST OF SALES AND SERVICES PROVIDED:			
Cost of services provided	(65,532)	(93,120)	(92,198)
Cost of sales of handsets and accessories	(23,308)	(24,389)	(24,148)
Total cost of sales and services provided	**(88,840)**	**(117,509)**	**(116,346)**
Gross profit	**162,557**	**187,168**	**185,315**
Provision for doubtful accounts	(2,201)	(2,275)	(2,253)
Selling, general and administrative expenses	(119,288)	(131,096)	(129,798)
Operating Income	**41,068**	**53,797**	**53,264**
Interest and other financial income/ (expense), net:			
Interest expense	(8,140)	(8,416)	(8,332)
Interest income	155	41	40
Other financial income /(expense), net	(414)	7	7
	(8,399)	(8,368)	(8,285)
Income before income taxes	**32,669**	**45,429**	**44,979**
Provision for income taxes	(15,213)	(17,899)	(17,722)
Net Income	**17,456**	**27,530**	**27,257**
Net Income per share, basic and diluted	0.24	0.33	0.33
Weighted average shares outstanding, basic and diluted	72,600,000	83,193,220	83,193,220

Exchange rate used for the convenience translation of the June 30, 2002 balances: EUR 1.01 to US $ 1.00.

STET HELLAS TELECOMMUNICATIONS SA AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOW
AMOUNTS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

	Six months ended June 30,		
	2001	2002	
	Euro	Euro	US $
Cash Flows from Operating Activities:			
Net income	17,456	27,530	27,257
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	39,894	48,131	47,654
Deferred income taxes	2,461	(718)	(711)
Provision for staff retirement indemnities	117	-	-
Provision for commitments and contingencies	-	1,221	1,209
Provision for doubtful accounts	2,201	2,275	2,252
Provision for obsolete inventory	2,465	-	-
Changes in operating assets and liabilities:			
Accounts receivable	31,319	(58,842)	(58,259)
Inventories	1,772	(2,690)	(2,663)
Other current assets	746	(1,465)	(1,450)
Accounts payable	(49,747)	(11,054)	(10,945)
Amounts due to related companies	(8,173)	(8,145)	(8,064)
Taxes other than income	4,062	7,514	7,440
Income taxes payable	4,344	6,301	6,238
Deferred revenue and other current liabilities	4,867	(1,246)	(1,234)
Other long-term liabilities and statutory reserves	-	3,346	3,313
Other non-current assets	56	(29)	(28)
Net Cash provided by Operating Activities	**53,840**	**12,129**	**12,009**
Cash Flows from Investing Activities:			
Capital expenditures	(52,356)	(23,101)	(22,872)
Net Cash used in Investing Activities	**(52,356)**	**(23,101)**	**(22,872)**
Cash Flows from Financing Activities:			
Proceeds from short-term borrowings, net of repayments	3,887	(5,573)	(5,518)
Proceeds from long-term debt	(7,337)	-	-
Net movement in capital lease obligations		(1,508)	(1,493)
Payments of dividends	-	(7,487)	(7,413)
Net Cash provided by Financing Activities:	**(3,450)**	**(14,568)**	**(14,424)**
Net increase/(decrease) in cash and cash equivalents	**(4,431)**	**(25,540)**	**(25,287)**
Cash and cash equivalents at beginning of period	7,155	29,614	29,321
Cash and cash equivalents at end of period	**5,189**	**4,074**	**4,034**
Supplemental Disclosures of Cash Flow Information:			
Cash paid for:			
- Interest, net of amounts capitalized	7,021	6,081	6,021
- Income taxes	6,854	8,279	8,197
	13,876	14,360	14,218

Exchange rate used for the convenience translation of the June 30, 2002 balances: EUR. 1.01 to USD 1.00.

14

TELESTET

STET HELLAS TELECOMMUNICATIONS SA AND SUBSIDIARY
ANALYSIS OF OPERATING REVENUES AND EXPENSES
AMOUNTS IN THOUSANDS

	Six months ended June 30,	
	2001	2002
	Euro	Euro
A. OPERATING REVENUES		
Monthly service fees	**31,172**	**37,530**
Airtime revenues		
Outgoing calls	47,052	62,021
Incoming calls from OTE's fixed line network	74,851	76,170
Incoming calls from other mobile operators' network	-	20,744
Prepaid airtime cards (including prepaid SMSs)	58,790	65,930
Roaming revenues from Company's customers	5,515	7,013
Roaming from customers of international GSM network operators	11,114	10,256
Other	1,866	946
Data communications & messages	10,533	14,542
	209,721	**257,622**
Revenues from telecommunication Services	**240,893**	**295,152**
Operating revenue from equipment sales	10,504	9,525
Total operating revenues	**251,397**	**304,677**
B. COST OF SALES AND SERVICES PROVIDED		
Interconnection charges from OTE	21,541	20,710
Interconnection charges from other mobile operators	-	19,258
Depreciation	24,425	32,655
Roaming charges from international GSM operators	4,791	6,349
Payroll	4,900	5,195
Leased lines	2,249	2,814
Utilities	1,642	2,211
SIM cards	3,593	698
Installations' rentals	2,391	3,230
Total cost of services provided	**65,532**	**93,120**
Cost of sales of handsets and accessories	23,308	24,389
Total cost of sales and services provided	**88,840**	**117,509**
C. SELLING, GENERAL & ADMINISTRATIVE EXPENSES		
Commissions to dealers	35,794	48,476
Management fees	7,534	6,378
Advertising expenses	8,373	8,439
Payroll	14,297	15,911
Depreciation & amortization	15,469	15,476
Repairs & maintenance	14,562	12,154
Consultancy & other 3rd party fees	6,210	6,427
Provision for litigation and claims	-	3,608
Utilities	2,558	2,353
Rentals	6,165	5,829
Other	8,326	6,045
Total selling, general & administrative expenses	**119,288**	**131,096**

The matters discussed in this report include forward looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, the continued maintenance of the capacity of the Company's network, the ability of the Company to resolve certain legal proceedings in a manner favorable to the Company, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

Contact: Investor Relations: Rania Bilalaki +3010 615 8585

– END –

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.2 million customers in Greece, the company's Telestet brand stands for innovative products and services. The company's majority shareholders include is TIM International NV of the Telecom Italia Group (NYSE: TI) and Verizon Communications (NYSE:VZ), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.